UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
gton, D.C. 20549

21004548

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UDITED REPORT
M X-17A-5
ART III

SEC Mail Processing
MAY 25 2021
Washington, DC

SEC FILE NUMBER
8-48287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 17th Avenue
(No. and Street)

San Francisco (City) CA (State) 94121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Blum 415-673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

See Attached CA Certificate
Acknowledgement
Jurat

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Blum Municipals, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended March 31, 2021

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

File No: ______________

APN No: ______________

STATE OF California)SS
COUNTY OF San Francisco)

On April 30, 2024 before me, Linda Wong, Notary Public, personally appeared Robert J. Blum

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________

LINDA WONG
COMM. # 2258733
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. OCT. 17, 2022

This area for official notarial seal.

OPTIONAL SECTION - NOT PART OF NOTARY ACKNOWLEDGEMENT
CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the documents.

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER(S) TITLE(S)
- ☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity ______________________ Name of Person or Entity ______________________

OPTIONAL SECTION - NOT PART OF NOTARY ACKNOWLEDGEMENT

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: ______________________

NUMBER OF PAGES ____________ DATE OF DOCUMENT ______________________

SIGNER(S) OTHER THAN NAMED ABOVE ______________________

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Robert Blum Municipals, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. (the "Company") as of March 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 20, 2021

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2021

Assets		
Cash	$	20,649
Receivable from clearing broker		500,712
Deposit at clearing broker		30,398
Securities owned, at fair market value		119,713
Deferred tax asset		34,000
Prepaids and deposits		2,413
Total assets	$	707,885
Liabilities		
Accounts payable and accrued liabilities	$	7,755
Payable to clearing broker		119,713
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		377,468
Stockholder's Equity		
Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding		150,000
Retained earnings		180,417
Total stockholder's equity		330,417
Total liabilities and stockholder's equity	$	707,885

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Operations
For the Year Ended March 31, 2021

Revenues		
Trading revenues	$	269,153
Interest		8
Total revenues		269,161
Expenses		
Employee compensation and benefits	$	142,907
Information services		37,598
Occupancy		25,324
Professional fees		31,065
Interest		22,500
Promotional		2,955
Regulatory		7,679
General and administrative		443
Total expenses		270,471
Net income (loss) before income tax provision		(1,310)
Income tax provision/(benefit)		800
Net income (loss)	$	(2,110)

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2021

	Shares	Common Stock	Retained Earnings	Total
Balance at March 31, 2020	5,000	$ 150,000	$ 182,527	$ 332,527
Net income (loss)		-	(2,110)	(2,110)
Balance at March 31, 2021	5,000	$ 150,000	$ 180,417	$ 330,417

The accompanying notes are an integral part of these statements

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2021

	Total
Balance at March 31, 2020	$ 250,000
Increase:	
Accrual of interest	22,500
Decrease:	
Payment of interest	(22,500)
Balance at March 31, 2021	$ 250,000

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31,2021

Cash flow from operating activities:		
Net Income (loss)		$ (2,110)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) Decrease in		
Receivable from clearing broker	$ 3,840	
Securities owned, at fair market value	(473,129)	
Prepaids and deposits	699	
(Decrease) Increase in:		
Accounts payable and accrued liabilities	3,480	
Payable to clearing broker	473,129	
Total adjustments:		8,019
Net cash provided by (used in) operating activities		5,909
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		5,909
Cash at March 31, 2020		14,740
Cash at March 31, 2021		$ 20,649

Supplemental disclosure of cash information:	
Cash paid during the year for:	
Interest	$ 22,500
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2021

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned, at fair market value are municipal securities, which are classified as trading securities. They are stated at fair market value according to the established fair value hierarchy, as further disclosed in Note 6. Trading revenue consists of both realized gains or losses from the purchase and sale of municipal securities and unrealized gains or losses on municipal securities.

The Company earns revenue through the sale of municipal securities to its institutional clients and sophisticated market professionals. Securities transactions and expenses are recorded on a trade date basis. Securities transactions are delivered/received upon payment; and settled on a fully disclosed basis through the clearing broker.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. There is no reserve made against the deferred tax assets as of March 31, 2021.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended March 31, 2021.

NOTE 2: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement with Hilltop Securities Inc. ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $ 30,398 as of March 31, 2021, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company also maintains an interest-earning cash balance at the Clearing Broker that was $ 500,712 at March 31, 2021, which includes trading profits amounting to $ 25,459 on account of trading securities sold.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31.2021

NOTE 3: PAYABLE TO CLEARING BROKER

As discussed in Note 2, the Company acquired its municipal bond positions using credit extended from the Clearing Broker. At March 31, 2021, the credit balance payable to the Clearing Broker was $ 119,713. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the Clearing Broker, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

NOTE 4: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2021, unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income. An amount of $34,000 is brought forward from the previous year as a deferred asset. The net operating loss relating to 2016 tax year will expire in 2036 while the remaining balance shall be carried forward indefinitely.

The Company is required to file income tax returns in both Federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 5: RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $ 22,500 for the year ended March 31,2021, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $ 3,712 for the year ended March 31, 2021.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2021

NOTE 6: FAIR VALUE MEASUREMENTS (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of March 31, 2020:

Assets and Liabilities	Level 1	Level 2	Level 3	Total
Municipal bonds owned, at fair market value	$ -	$ 119,713	$ -	$ 119,713
TOTALS	$ -	$ 119,713	$ -	$ 119,713

NOTE 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2021, are as follows:

Subordinated note, 9% due August 31, 2023	$ 100,000
Subordinated note, 9%, due June 30, 2022	$ 150,000
	$ 250,000

The equity subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amount of $22,500 was paid in interest for the year ended March 31, 2021.

NOTE 8: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company made no contribution to the Plan for the year ended March 31, 2021.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31,2021

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2021, the Company had net capital of $ 537,350 which was $ 437,350 in excess of its required net capital of $ 100,000; the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Commitments

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2021 or during the year then ended.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 12: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

For the year ending March 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 13: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Robert Blum Municipals, Inc.

Schedule I - Computation of Net Capital Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934

March 31, 2021

Computation of Net Capital

Total Stockholder's equity		$ 330,417
Add:		
Subordinated liabilities allowable for net capital computation		250,000
Less: Non-allowable assets		
Prepaids and deposits	$ (2,413)	
Deferred tax asset	(34,000)	
Total non-allowable assets		(36,413)
Net capital before haircuts		544,004
Haircut on marketable securities	(6,654)	
Total haircuts and undue concentration		(6,654)
Net Capital:		$ 537,350

Computation of Net Capital Requirement

Minimum capital required (6-2/3% of aggregated indebtedness)	$ 517	
Minimum dollar net capital requirement for broker-dealer	$ 100,000	
Net capital requirement (greater of above)		$ (100,000)
Excess net capital		$ 437,350
Aggregate indebtedness		$ 7,755
Ratio of aggregated indebtedness to net capital		0.01 : 1

Reconciliation of computation of Net Capital Under Rule 15c3-1

There are no material differences between the net capital computation shown above and the Company's most recently filed unaudited Part II of Form X-17a-5 as of March 31, 2021.

Robert Blum Municipals, Inc.

Schedule II — Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3 As of March 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Robert Bum Municipals, Inc.
Report on Exemption Provisions
Pursuant to SEC Rule 15c3-3(k)
For the Year Ended March 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Robert Blum Municipals, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert Blum Municipals, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Robert Blum Municipals, Inc. stated that Robert Blum Municipals, Inc. met the identified exemption provisions throughout the year ended March 31, 2021 without exception. Robert Blum Municipals, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 20, 2021

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Robert Blum Municipals, Inc.

376 17th Avenue
San Francisco, CA 94121
415.673.2793

Assertions Regarding Exemption Provisions

We, as members of management of Robert Blum Municipals, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ended March 31, 2021.

Robert Blum Municipals, Inc.

By:

Robert Blum
President